FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September	2006
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	News Release dated September 1, 2006 (“Dobson Cellular Systems and RIM Introduce BlackBerry 7130g in the United States")	Page No 3

Document 1

September 1, 2006

FOR IMMEDIATE RELEASE

Dobson Cellular Systems and RIM Introduce BlackBerry 7130g in the United States

Oklahoma City and Waterloo, ON – Dobson Cellular Systems, a subsidiary of Dobson Communications Corporation (NASDAQ: DCEL) – a leading provider of wireless services in 16 states – and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the EDGE-enabled BlackBerry® 7130g™ to mobile professionals in the United States.

The BlackBerry 7130g™ offers complete BlackBerry functionality in a sleek, stylish handset, including push-based wireless email, phone, text messaging, browser, organizer as well as the ability to access the company intranet and other business applications. By combining a high performance device platform with Dobson’s high-speed EDGE network, the BlackBerry 7130g delivers a fast and responsive experience when browsing the web, viewing attachments and running other mobile applications.

The brilliant, high-resolution 240 x 260 color LCD screen supports more than 65,000 colors and incorporates intelligent light sensing technology that automatically adjusts both the LCD and keyboard lighting to provide an optimized view in outdoor, indoor and dark environments. The BlackBerry 7130g also incorporates premium phone features including dedicated “send” and “end” and “mute” keys, smart dialing, conference calling, speed dial, call forwarding, polyphonic and MP3 ring tones, as well as speakerphone and Bluetooth® to allow support for a broad range of wireless headsets and car kits.

“The BlackBerry 7130g is an exciting addition to our BlackBerry product line, providing all the benefits of BlackBerry to users who prefer traditional phone-style designs,” said Tom Roberts, Chief Marketing Officer for Dobson Cellular Systems. “We expect this new handset will appeal to both our business and individual users looking to stay in touch and productive through an all-in-one mobile solution.”

“We’re pleased to be working with Dobson to expand their BlackBerry portfolio,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The introduction of BlackBerry 7130g on Dobson’s high-speed EDGE network delivers a first-rate voice, email and browsing experience in an exceptional business phone.”

The BlackBerry 7130g also incorporates RIM’s SureType™ keyboard technology, which effectively converges a phone keypad and a QWERTY keyboard to allow for a narrower wireless phone form factor. The BlackBerry 7130g with SureType gives users the familiar look and feel of a phone and allows them to dial phone numbers and type messages quickly, accurately and comfortably.

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino® and Novell® GroupWise® and works with existing enterprise systems to enable secure, push-based wireless access to email and other corporate data.

-more-

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and personal email accounts (including Microsoft Exchange, IBM Lotus Domino and most popular ISP email accounts) from a single device.

Dobson operates under the trade names Cellular One from Dobson Cellular Systems and Dobson Cellular Systems in more than 65 wireless markets.

To purchase the BlackBerry 7130g from Dobson Cellular Systems visit www.dobsoncellular.com.

About Dobson Cellular Systems

Dobson Cellular Systems is a subsidiary of Oklahoma City-based Dobson Communications Corporation (NASDAQ: DCEL.) The company serves wireless customers throughout 65 markets in 16 states. For more information on Dobson, visit www.dobson.net.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com  or www.blackberry.com.

_________________

Media Contacts
Marisa Conway
Brodeur for RIM
+1 (212) 771-3639
mconway@brodeur.com

Craig E. Davis
Pubic Relations Manager
Dobson Cellular Systems
405-529-8382
cdavis@dobson.net

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.  RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	September 5, 2006	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller